PEASE OIL AND GAS COMPANY AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page

Independent Auditor's Report..............................................F-2

Consolidated Balance Sheets - December 31, 1996 and 1995 .................F-3

Consolidated Statements of Operations -
For the Years Ended December 31, 1996 and 1995............................F-5

Consolidated Statements of Stockholders' Equity -
For the Years Ended December 31, 1996 and 1995............................F-6

Consolidated Statements of Cash Flows -
For the Years Ended December 31, 1996 and 1995............................F-7

Notes to Consolidated Financial Statements................................F-8

                          INDEPENDENT AUDITOR'S REPORT






Board of Directors
Pease Oil and Gas Company
Grand Junction, Colorado



We have audited the accompanying consolidated balance sheets of Pease Oil and Gas Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pease Oil and Gas Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Hein + Associates LLP
HEIN + ASSOCIATES LLP


Denver, Colorado
February 21, 1997

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                                                            DECEMBER 31,
                                                       1996               1995

                                     ASSETS
CURRENT ASSETS:
     Cash and equivalents ......................  $  1,995,860    $    677,275
     Trade receivables, net of allowance
        for bad debts of $25,000 and ...........
        $51,000, respectively ..................       599,648         963,315
     Inventory .................................       408,787         532,289
     Prepaid expenses and other ................        56,327          77,844
     Common stock subscription receivable,
        91,667 shares ..........................          --            68,750
                                                  ------------    ------------
               Total current assets ............     3,060,622       2,319,473
                                                  ------------    ------------

OIL AND GAS PROPERTIES, at cost
   (successful efforts method):
     Undeveloped properties ....................       351,727         377,606
     Wells in progress .........................       181,312            --
     Developed properties ......................     9,505,408       9,149,516
                                                  ------------    ------------
               Total oil and gas properties ....    10,038,447       9,527,122
     Less accumulated depreciation and depletion    (3,946,974)     (3,608,917)
                                                  ------------    ------------
               Net oil and gas properties ......     6,091,473       5,918,205
                                                  ------------    ------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
     Gas plant .................................     4,099,285       4,095,227
     Service equipment and vehicles ............       879,313         855,025
     Buildings and office equipment ............       459,228         529,703
                                                  ------------    ------------
               Total property, plant and equipment   5,437,826       5,479,955
     Less accumulated depreciation .............    (1,376,154)     (1,034,731)
                                                  ------------    ------------
               Net property, plant and equipment     4,061,672       4,445,224
                                                  ------------    ------------

OTHER ASSETS:
     Debt issuance costs, net of accumulated
          amortization of $73,027 ..............
          and $29,167, respectively ............     1,093,479          20,833
     Non-compete agreements, net of accumulated
          amortization of $253,322 .............       306,678         352,674
     Other .....................................       274,830         383,317
                                                  ------------    ------------
               Total other assets ..............     1,674,987         756,824
                                                  ------------    ------------
TOTAL ASSETS ...................................  $ 14,888,754    $ 13,439,726
                                                  ============    ============



The accompanying notes are an integral part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                   (continued)


                                                          DECEMBER 31,
                                                     1996            1995
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current maturities of long-term debt:
          Related parties ...................   $    285,895              $-
          Other .............................         45,944       1,100,474
     Accounts payable, trade ................        267,540       1,172,567
     Accrued production taxes ...............        288,122         303,287
     Other accrued expenses .................        265,427         243,325
                                                ------------    ------------

               Total current liabilities ....      1,152,928       2,819,653
                                                ------------    ------------

LONG-TERM LIABILITIES:
     Long-term debt, less current maturities:
          Convertible debentures, net of
            discount of $1,732,170 .               3,267,830          --
          Other ................................      19,945       1,223,159
     Accrued production taxes ..................     256,088         379,652
                                                ------------    ------------

               Total long-term liabilities .....   3,543,863       1,602,811
                                                ------------    ------------

COMMITMENTS AND CONTINGENCIES (Notes 3, 5, 6, and 11)

STOCKHOLDERS' EQUITY:
     Preferred Stock, par value $.01 per share,
          2,000,000 shares authorized, 179,938
          and 202,688 shares of Series A Cumulative
          Convertible Preferred Stock issued and
          outstanding (liquidation preference of
          $2,204,000 and $2,280,000, respectively)     1,799           2,027
     Common Stock, par value $.10 per share,
          25,000,000 shares authorized, issued and
          outstanding 7,526,817 shares and 7,180,804
          shares, respectively ..................    752,682         718,081
     Additional paid-in capital ............      19,112,104      16,560,194
     Accumulated deficit ...................      (9,674,622)     (8,263,040)
                                                 ------------    ------------

               Total stockholders' equity ..      10,191,963       9,017,262
                                                 ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .    $ 14,888,754    $ 13,439,726
                                                ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                  1996              1995
REVENUE:
      Oil and gas sales                         $2,546,676        $2,623,782
      Natural gas marketing and trading          2,067,379         3,872,565
      Gas plant processing                         818,356         1,135,050
      Oil field services and supply                618,225         1,302,741
      Well administration and other income         115,028            97,678
                                                   -------           ------

             Total revenue                       6,165,664         9,031,816
                                                 ---------         ---------

OPERATING COSTS AND EXPENSES:
      Oil and gas production                     1,426,549         1,617,318
      Natural gas marketing and trading          1,745,446         3,404,169
      Gas plant processing                         464,512           942,867
      Oil field services and supply                553,343         1,391,588
      General and administrative                 1,092,342         1,059,306
      Consulting arrangement - related party       257,199            -
      Depreciation, depletion and amortization   1,055,639         1,292,314
      Dry holes, plugging, and abandonments        555,685            18,786
      Restructuring costs                             -              226,986
                                                   ------            -------

             Total operating costs and expense   7,150,715         9,953,334
                                                 ---------         ---------

LOSS FROM OPERATIONS                              (985,051)         (921,518)
                                                  --------          --------

OTHER INCOME (EXPENSES):
      Interest income                               41,148             8,444
      Interest expense:
         Amortization of debt issuance and
           discount costs                         (190,967)          (17,554)
             Other                                (311,461)         (288,881)
      Gain (loss) on sale of assets                 (6,660)           75,073
                                                    ------            ------
             Net                                  (467,940)         (222,918)
                                                   --------          --------

LOSS BEFORE INCOME TAXES                        (1,452,991)       (1,144,436)
      Income tax benefit                            41,409           379,000
                                                   ------            -------

NET LOSS                                        (1,411,582)         (765,436)

      Preferred stock dividends:
             Converted                             (22,750)         (117,000)
             In arrears                           (179,938)         (202,688)
                                                  --------          --------

               Total preferred stock dividends    (202,688)         (319,688)
                                                  --------          --------

               Loss before non-cash inducement  (1,614,270)       (1,085,124)

      Non-cash inducement in tender offer
       (Note 1)                                      -            (1,523,906)
                                                  ------           ----------

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS     $(1,614,270)      $(2,609,030)
                                                ===========       ===========

NET LOSS PER COMMON SHARE:
      Before non-cash inducement                    $ (.22)           $ (.18)
      Non-cash inducement (Note 1)                    -                 (.24)
                                                     ------            ------
                                                    $ (.22)           $ (.42)
                                                     ======            ======

WEIGHTED AVERAGE NUMBER OF COMMON                7,278,000         6,190,000
                                                 =========         =========
  SHARES OUTSTANDING




The accompanying notes are an integral part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




                                                                                                Additional    Total
                                                  Preferred Stock            Common Stock       Paid-in     Stockholders
                                                 Shares      Amount      Shares       Amount    Capital       Equity
                                                ----------  ---------   ---------- ----------  -----------  -----------

BALANCES, 1/1/95                                 1,157,780  $ 11,578    2,286,028  $ 228,603  $16,744,348     $ 9,354,337

Conversion of preferred stock to
  common stock:
    In tender offer                               (933,492)   (9,335)   4,200,716    420,072     (410,737)          --
    Other                                          (21,600)     (216)      56,739      5,673       (5,457)          --

Acquisition of oil and gas properties for common
  stock                                              --         --         65,000      6,500       53,422          59,922
    Sale of common stock in private placement        --         --        500,000     50,000      325,000         375,000
 Issuance of common stock to directors and
  employees for services and other                   --         --         21,036      2,104       11,327          13,431
    Settlement of trade payable for common stock                                      63,206        6,321          57,961
    Cancellation of treasury shares                  --         --        (11,921)    (1,192)     (48,808)           --
    Net loss                                         --         --           --         --            --         (765,436)
                                                 --------     -------  -----------   -------     ----------       ---------
BALANCES, 12/31/95                                 202,688     2,027    7,180,804    718,081   16,560,194        9,017,262


Issuance of common stock to officers, directors,
  and employees for compensation                     --         --         51,490      5,149       57,162           62,311

   Fair value of warrants granted for debt issuance
     and discount costs                              --         --           --         --      2,319,775        2,319,775
   Conversion of debentures into common stock        --         --         82,353      8,235       61,765           70,000

   Issuance of common stock for engineering
     services                                        --         --         15,000      1,500       21,477           22,977

   Exercise of options and warrants to purchase
     common stock                                    --         --         67,500      6,750       57,625           64,375

   Conversion of note payable to director into
     common stock                                    --         --         60,000      6,000       54,000           60,000
   Conversion of preferred stock to common stock  (22,750)    (228)        69,670      6,967       (6,739)            --
   Offering costs                                    --         --           --         --        (13,155)         (13,155)
   Net loss                                          --         --           --         --           --         (1,411,582)
                                                --------     --------    --------     -------   ------------    -----------
BALANCES, 12/31/96                            $   179,938    $1,799     7,526,817    $752,682  $19,112,104     $10,191,963
                                               ============ =========  ===========   =========  ============   ============


The accompanying notes are an integral part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                       1996               1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                          $(1,411,582)   $  (765,436)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
       Provision for depreciation and depletion       1,009,645      1,200,487
       Amortization of intangible assets and
         discount on convertible debt                   263,963        109,487
       Deferred income taxes                               --         (400,000)
          equipment                                       6,660        (75,073)
       Provision for bad debts                           21,497         35,176
       Dry holes and abandonments                       525,000            --
       Issuance of common stock for services             85,288         71,392
       Other                                            (54,942)       (41,770)
       Changes in operating assets and liabilities:
         (Increase) decrease in:
           Trade receivables                            342,170        625,286
           Inventory                                    124,502        296,824
           Prepaid expenses and other                   (14,316)        14,001
         Increase (decrease) in:
           Account payable                             (905,027)      (529,581)
           Accrued expenses                            (109,473)      (160,512)
       Net cash provided by (used in) operating        ---------      ---------
           activities                                  (143,615)       380,175
                                                       ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property,
    plant and equipment                              (1,403,413)      (387,403)
  Proceeds from redemption of certificate of deposit     53,500         43,000
  Proceeds from sale of property and equipment          163,821        823,631
                                                     -----------      ----------

       Net cash provided by (used in) investing
          activities                                 (1,186,092)      (479,228)
                                                     -----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of convertible debentures   5,000,000             -
   Repayment of long-term debt                        1,795,670)      (943,341)
   Proceeds from sale of common stock                   133,125        281,250
   Offering costs                                       (13,155)       (52,953)
   Debt issuance costs                                 (676,008)            -
                                                       ---------   -------------

       Net cash provided by (used in) financing
          activities                                  2,648,292       (715,044)

INCREASE (DECREASE) IN CASH AND EQUIVALENTS           1,318,585        144,359

CASH AND EQUIVALENTS, beginning of year                 677,275        532,916
                                                      ----------   -------------
CASH AND EQUIVALENTS, end of year                    $1,995,860       $677,275
                                                     ==========    =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
     Cash paid for interest                            $192,502       $273,735
                                                     ==========    ============

     Cash received (paid) for income taxes              $41,409       $(21,000)
                                                     ==========    ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
   AND FINANCING ACTIVITIES:

     Fair value of warrants granted for debt
        issuance costs                                 $600,000       $  -
     Fair value of warrants granted for discount
        on convertible debentures                     1,829,000          -
     Conversion of long-term debt to common stock       130,000          -
     Long-term debt incurred for purchase of vehicles     -             24,992
     Acquisition of oil and gas properties for
        common stock                                      -             59,922
     Common stock subscription receivable                 -             68,750

The accompanying notes are an integral part of these consolidated financial statements.

1.    NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - Pease Oil and Gas Company (the "Company") explores for, develops, produces and sells oil and natural gas; transports, processes, sells, markets and trades natural gas and natural gas liquids at a gas processing plant; performs oil and gas well completion and operational services; and sells new, used and reconditioned oil and gas production equipment and oil field supplies. The Company conducts its business through the following wholly-owned subsidiaries: Loveland Gas Processing Company, Ltd. ("LGPCo"); Pease Oil Field Services, Inc.; Pease Oil Field Supply, Inc.; and Pease Operating Company, Inc.

Principles of Consolidation - The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Cash and Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Oil and Gas Producing Activities - The Company follows the "successful efforts" method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive. Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Management estimates that the salvage value of lease and well equipment will approximately offset the future liability for plugging and abandonment of the related wells. Accordingly, no accrual for such costs has been recorded.

Depletion and depreciation of capitalized costs for producing oil and gas properties is provided using the units-of-production method based upon proved reserves. Depletion and depreciation expense for the Company's oil and gas properties amounted to $589,853 and $741,924 for the years ended December 31, 1996 and 1995, respectively.

Impairment of Long-Lived Assets - The Company performs an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. When an assessment for impairment of oil and gas properties is performed, the Company compares the net carrying value of proved oil and gas properties on a lease-by-lease basis (the lowest level at which cash flows can be determined on a consistent basis) to the related estimates of undiscounted future net cash flows for such properties. If the net carrying value exceeds the net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value. The allowance for impairment is included in accumulated depreciation and depletion in the accompanying balance sheets.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment - Property, plant, and equipment is stated at cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                     YEARS

   Gas plant                                                          17
   Service equipment and vehicles                                    4-7
   Buildings and office equipment                                   7-15

Depreciation expense related to property, plant and equipment amounted to $419,792 and $458,563 for the years ended December 31, 1996 and 1995, respectively.

The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

Non-compete Agreements - The costs of non-compete agreements were incurred in connection with the 1993 acquisition of substantially all of the Company's assets. These costs are being amortized over the terms of the two to ten-year agreements on a straight-line basis. Amortization expense related to the non-compete agreements was $45,994 and $91,827 for the years ended December 31, 1996 and 1995, respectively.

Debt Issuance Costs - Debt issuance costs relate to the $5 million private placement of convertible debentures discussed in Note 3. These costs are being amortized using the straight-line method (which approximates the interest method) over the 5-year term of the debentures.

Inventory - Inventory consists primarily of oil and gas production equipment and oil field supplies. These items are generally held for resale. At December 31, 1996 and 1995, inventory also includes approximately $72,000 and $100,000, respectively, of crude oil, fuel, and propane. Inventory is carried at the lower of cost or market, cost being determined generally under the first-in, first-out
(FIFO) method of accounting, or where possible, by specific identification. At December 31, 1996 and 1995, the Company has classified $200,000 of used oil field equipment inventory as long-term (included in other assets) because, based on current inventory usage, it is not expected to be sold within the next year.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's financial statements are based on a number of significant estimates including the allowance for doubtful accounts, accrued production taxes, realizability of intangible assets, assumptions affecting the fair value of stock options and warrants, selection of the useful lives for property, plant and equipment, and oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion, and impairment of oil and gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories. At December 31, 1996, approximately 35% of the Company's oil and gas reserves are attributable to non-producing properties. Accordingly, the Company's estimates are expected to change as future information becomes available.

The Company is required under certain circumstances to evaluate the possible impairment of the carrying value of its long-lived assets. For proved oil and gas properties, this involves a comparison to the estimated future undiscounted cash flows, which is the primary basis for determining the related fair values for such properties. In addition to the uncertainties inherent in the reserve estimation process, these amounts are affected by historical and projected prices for oil and natural gas which have typically been volatile. It is reasonably possible that the Company's oil and gas reserve estimates will materially change in the forthcoming year.

At December 31, 1996, the Company's gas plant had a net carrying value of approximately $3,340,000. The determination of impairment of the gas plant may change in the future based on the Company's ability to continue to develop its properties whereby sufficient quantities of natural gas and liquids are available to operate the plant profitably.

Income Taxes - Income taxes are provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities.

Revenue Recognition - The Company recognizes gas plant revenues and oil and gas sales upon delivery to the purchaser. Revenues from oil field services are recognized as the services are performed. Oil field supply and equipment sales are recognized when the goods are shipped to the customer.

Net Loss Per Common Share - Net loss per common share is computed by dividing the net loss applicable to common stockholders (which includes accrued but unpaid preferred dividends) by the weighted average number of common shares outstanding during the year. All common stock equivalents have been excluded from the computations because their effect would be anti-dilutive.

In connection with the 1995 conversion of preferred stock to common stock discussed in Note 6, the Company experienced a significant change in its capital structure. The pro forma effect of these changes, as if the conversions occurred on January 1, 1995, would have resulted in a reduction in the 1995 loss applicable to common stockholders before non-cash inducement from $.18 per share to $.14 per share. The pro forma loss per share calculations give effect to 4,257,455 common shares which

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

were issued in the conversion and the elimination of dividends related to the converted preferred shares of approximately $117,000 for 1995. However, the pro forma information does not give effect to the inducement discussed in the following paragraph.

The Company completed a tender offer to the Company's preferred stockholders in February 1995. In connection therewith, the Company offered the preferred holders 4.5 common shares for each preferred share owned. The 4.5 shares represented an increase from the original terms of the preferred stock which provided for 2.625 common shares for each preferred share. Under a recently issued accounting pronouncement, the Company was required to reduce earnings available to common stockholders by the fair value of the additional shares which were issued to induce the preferred stockholders to convert their shares. Since the Company issued an additional 1,750,000 common shares in the tender offer compared to the shares that would have been issued under the original terms of the preferred stock, the Company was required to deduct the fair value of these additional shares of $1,523,906 from earnings available to common stockholders. This non-cash charge resulted in the reduction of earnings per share by $.24 for the year ended December 31, 1995.

While this charge is intended to show the cost of the inducement to the owners of the Company's common shares immediately before the tender offer, management does not believe that it accurately reflects the impact of the tender offer on the Company's common stockholders. As disclosed to the preferred stockholders in connection with the tender offer, the book value per share of common stock increased from a negative amount to approximately $1.00 per share as a result of the tender offer. Therefore, management believes that, even though the current accounting rules require the $.24 charge per common share, there are other significant offsetting factors by which the common shareholders benefited from this conversion which are not reflected in the 1995 earnings per share presentation.

Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock. In October 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date. Fair value is generally determined under an option pricing model using the criteria set forth in FAS 123.

Reclassifications  -  Certain  reclassifications  have  been  made  to the  1995
financial   statements   to   conform   to  the   presentation   in  1996.   The
reclassifications had no effect on the 1995 net loss.

2.       RESTRUCTURING:

During 1995, in light of declining natural gas prices, declining rig counts, lackluster margins and the competitive environment inherent in the oil and gas industry, the Company undertook steps to reduce

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operating costs, increase efficiencies, reduce operating risks and generate additional working capital. During the second quarter of 1995, the Company announced a restructuring program that included substantially downsizing its service and supply businesses and closing its administrative office in Denver, Colorado. As a result of this restructuring, 35 of the Company's 70 employees were terminated, and service equipment, land and buildings were sold.

As of December 31, 1995, the Company recognized $226,986 of costs incurred in connection with both the tender offer discussed in Note 6, and the restructuring discussed above. The costs recognized in the restructuring consist primarily of severance pay, a loss on the abandonment of the office lease, and a $90,000 loss from the liquidation of inventory at an auction.

For the year ended December 31, 1995, the operating revenues and net operating loss of the service and supply businesses, exclusive of restructuring charges and gains on sales of assets, were as follows:


   Revenues                                           $1,302,741
   Operating costs                                    (1,391,588)
   Depreciation                                         (157,380)
                                                 ---------------------

                     Net operating loss                $(246,227)


Substantially, all of the 1995 net operating loss from these operations was incurred prior to completion of the restructuring discussed above.


3.       DEBT FINANCING ARRANGEMENTS:

Long-Term Debt - Long-term debt at December 31, 1996 and 1995, consists of the following:

                                                         1996            1995
                                                    --------------  ------------
 Unaffiliated Parties:

 Collateralized convertible 10% debentures due
 April 2001.  See discussion below under the
 caption "Convertible Debt and Consulting Agreement: $3,267,830      $     -
 Other installment notes.  Interest at 6.9% to 9.75%,
 monthly principal and interest payments of
 approximately $3,440 through 1998.  All of the
 notes are  collateralized by vehicles.                  52,555          85,423

 Contract payable, $4,444 credited monthly against gas
 purchases, due July 1997, collateralized by
 certificate of deposit.                                 13,334          66,667

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         1996              1995
                                                    ---------------   ---------


Note payable to a bank, interest at prime plus 3%.         -          1,762,802


Convertible 12% debentures, due May 1996, convertible
into 82,353 share of common stock.                         -             70,000
                                                    ---------------   ---------

         Total unaffiliated parties                     5,065,889     1,984,892
                                                    ---------------   ----------

Related Parties:

Note payable to the Company's president and CEO.
Interest at 6% annual principal payments of
$65,000 due January 1997 and 1998.  The note is
convertible into common stock at $5.00 per share
and is collateralized by equipment.                       130,000       130,000

Unsecured notes payable to the Company's president
and CEO and various entities controlled by him.
Interest at 8% to 10% with principal and interest
due January 1, 1997.                                      116,719       176,717

Accrued interest                                           39,177        32,024
                                                        ----------     ---------

         Total related parties                            285,896       338,741
                                                        ----------     ---------

Total long-term debt                                    5,351,785     2,323,633

Less current maturities:
    Related parties                                      (285,896)         -
    Other                                                 (45,944)   (1,100,474)
                                                        ----------    ----------

         Total long-term debt, less current maturities $5,019,945    $1,223,159
                                                       ==========    ==========



In March 1996, the Company's president agreed to extend the due date of a delinquent $60,000 note payable to him. As consideration for the extension, the Company's Board of Directors approved amending the note to provide for conversion to common stock at $1.00 per share. In December 1996, the president exercised the conversion feature. The Company's Board of Directors has resolved to repay all outstanding loans from related parties during 1997. Accordingly, all such amounts are included in current liabilities in the 1996 balance sheet.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate Debt Maturities - The aggregate maturities of long-term debt, including the discount associated with the convertible debenture, are as follows:


  Year Ending      Related
  December 31,     Parties            Others              Total

    1997           $285,896           $45,944           $331,840
    1998              -                19,945             19,945
    2001              -             5,000,000          5,000,000
                -------------      -----------        -----------
                   $285,896        $5,065,889         $5,351,785
                =============      ===========        ===========

Convertible Debt and Consulting Agreement - In March 1996, the Company entered into a consulting agreement with a company (the "Consultant") that specializes in developing and implementing capitalization plans, including the utilization of debt capital in business operations. The initial term of the agreement is for two years and provides for minimum monthly cash payments of $17,500. The
Consultant can elect to extend the agreement for an additional period of one year. In addition to cash compensation, the Company agreed to grant warrants to purchase 1,000,000 shares of the Company's common stock. The exercise price of the warrants is $.75 per share and they expire in March 2001.

In April 1996, the Company, with the assistance of the Consultant, initiated a private placement to sell up to $5,000,000 of collateralized convertible debentures in the form of "Units". Each Unit consists of one $50,000 five-year 10% collateralized convertible debenture and detachable warrants to purchase 25,000 shares of the Company's common stock at $1.25 per share (see Note 7 for additional information with respect to the warrants). Between May and November 1996, the offering was sold to various investors and the Company was successful in selling the entire $5,000,000 generating net cash proceeds of $4,300,000. The estimated fair value of the detachable warrants of $1,829,000 is treated as a discount and is being amortized using the interest method, resulting in a balance of $1,732,170 at December 31, 1996. Accordingly, the collateralized convertible 10% debentures consisted of the following at December 31, 1996:

   Convertible debentures, interest at 10%
     collateralized by certain oil and gas properties,
     due April 2001                                          $   5,000,000
   Less unamortized discount                                    (1,732,170)
                                                             $   3,267,830

The debentures are collateralized by a first priority interest in certain oil and gas properties owned and operated by the Company.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The debentures are convertible, at the holders option, into the Company's common stock for $3.00 per share and may be redeemed by the Company, in whole or in part, beginning at a premium of 110% of the original principal amount and are subject to adjustment beginning on April 25, 1999. Interest on the debentures is payable quarterly commencing on September 30, 1996 and the entire principal balance is due on April 15, 2001.

The Company also agreed to pay the Consultant a fee equal to 2% of the net proceeds from the private placement and up to 7% from the net proceeds from any warrants which are exercised during the term of the agreement or up to six months after termination in certain circumstances. All of the compensation paid to the Consultant is limited to 15% of the gross proceeds generated from the private placement, exercise of warrants, or other debt or equity financings that may be consummated during the term of the agreement. In August 1996, a major shareholder of the Consultant was elected to the Company's Board of Directors.

4.       INCOME TAXES:

The Company's income tax benefit for the years ended December 31, 1996 and 1995 consists of the following:


                                                  1996              1995
                                              ------------       ----------

  Current benefit (provision)                    $41,409           $(21,000)
  Deferred benefit                                  -               400,000
                                              ------------       -----------

                     Total                       $41,409           $379,000
                                              ============       ===========



A reconciliation of the income tax benefit at the statutory rate to the income tax benefit reported in the accompanying financial statements is as follows:


                                                         1996           1995
                                                     ------------    ----------

Computed tax benefit at the expected statutory rate    $494,000       $389,100
State income taxes and other                             39,000         10,900
Federal income taxes assessed in audit                     -           (21,000)
Increase in valuation allowance                        (533,000)          -
Federal income tax refund                                41,409           -
                                                     -------------   ----------

                          Total                         $41,409       $379,000
                                                     =============   ==========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) as of December 31, 1996 and 1995 are comprised of the following:


                                                       1996             1995
                                                  ---------------   ----------
 Long-term Assets:
         Net operating loss carryforwards          $3,616,000        $3,050,000
         Tax credit carryforwards                     294,000           294,000
         Percentage depletion carryforwards            58,000            58,000
         Other                                         25,000            45,000
                                                  --------------    -----------
              Total                                 3,993,000         3,447,000

         Less valuation allowance                  (1,770,000)       (1,237,000)
                                                  --------------    ------------
                                                    2,223,000         2,210,000
Long-term liability for property and equipment     (2,223,000)       (2,210,000)
                                                  --------------    ------------
              Net long-term liability               $   -             $   -
                                                  ==============    ============

The Company has provided a valuation allowance for the net operating loss and credit carryforwards based upon the various expiration dates and the limitations which exist under IRS Sections 382 and 384.

During the year ended December 31, 1996, the Company increased the valuation allowance by $533,000 primarily due to an increase in the net operating loss carryforwards which are not considered to be realizable.

At December 31, 1996, the Company has net operating loss carryforwards for income tax purposes of approximately $9,600,000, which expire primarily in 2008 through 2011. Approximately $2,880,000 of these net operating losses are subject to limitations under IRS Sections 382 and 384. These losses may only offset future taxable income to the extent of approximately $335,000 per year and generally may not offset any gain on the sale of assets acquired in the acquisition of Skaer Enterprises, Inc. Additionally, the Company has tax credit carryforwards at December 31, 1996, of approximately $294,000 and percentage depletion carryforwards of approximately $150,000.


5.       COMMITMENTS AND CONTINGENCIES:

Gas Contracts - The Company operates a natural gas processing plant (the "Gas Plant"). The Company had a contract with a major utility which called for the major utility to purchase a minimum of 2.92 billion cubic feet ("BCF") and a maximum of 3.65 BCF of natural gas annually. The price paid by the major utility was on an MMBTU basis above the Colorado Interstate Gas Company's Northern Pipeline "spot" price. The contract expired on June 30, 1996.

Historically, the price paid under this contract was at a premium above the market which allowed the Company to conduct its marketing and trading activities. The expiration of this contract and the corresponding loss of the market premium resulted in the elimination of the Company's marketing and

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

trading activities beginning in July 1996. Management is continuing to explore alternatives with the major utility and other purchasers of natural gas in order to maximize the Company's natural gas revenue.

The Company also had a contract with an independent producer that required purchases of gas quantities at a fixed margin per MMBTU for any difference between plant sales and the contract volumes with the utility. This contract also expired in June 1996. The revenue and corresponding costs incurred pursuant to these contracts have been reflected as Gas Marketing and Trading in the consolidated statements of operations.

Leases - The Company leases its office facilities under noncancellable operating leases. The total minimum commitments under these leases amounted to approximately $100,000 as of December 31, 1996. Total rent expense under all operating leases for the years ended December 31, 1996 and 1995, was $26,807 and $90,569, respectively.

Employment Agreements - During 1994, the Board of Directors approved employment agreements with the Company's executive officers. The agreements may be terminated by the officers upon 90 days notice or by the Company without cause upon 30 days notice. In the event of a termination by the Company without cause, the Company would be required to pay the officers their respective salaries for one to three years. If the termination occurs following a change in control, the Company would be required to make lump sum payments equivalent to two to three years salary for each of the officers.

Profit Sharing Plan - The Company has established a 401(k) profit sharing plan that covers all employees with one month of service who elect to participate in the Plan. The Plan provides that the employees may elect to contribute up to 15% of their salary to the Plan. All of the Company's contributions are discretionary and amounted to $8,926 and $2,996 for the years ended December 31, 1996 and 1995, respectively.

Contingencies - The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial condition or results of operations.


6.       PREFERRED STOCK:

The Company has the authority to issue up to 2,000,000 shares of Preferred Stock, which may be issued in such series and with such preferences as determined by the Board of Directors. During 1993, the Company issued 1,170,000 shares of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock").

At December 31, 1996, the Preferred Stock had a liquidation preference of $12.25 per share ($10 liquidation value plus $2.25 of dividends in arrears), and each share of Preferred Stock was

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

convertible into 3.0625 shares of common stock and warrants to purchase 3.0625 common shares. Each warrant entitles the holder to purchase one share of common stock at $6.00 per share through August 13, 1998, when the warrants expire. The Preferred Stock will automatically convert into common stock if the reported sale of Preferred Stock equals or exceeds $13.00 per share for ten consecutive days. The Company may redeem the Preferred Stock at $10.00 per share plus any dividends in arrears. Each share of Preferred Stock is entitled to receive dividends at 10% per annum when, as and if declared by the Company's Board of Directors. Unpaid dividends accrue and are cumulative.

In February 1995, the Company completed a tender offer to the preferred stockholders whereby the holders of the Preferred Stock were given the opportunity to convert each share of Preferred Stock and all accrued and undeclared dividends (including the full dividend for the quarters ended December 31, 1994 and March 31, 1995) into 4.5 shares of the Company's common stock. As a result of this tender offer, 933,492 shares of the preferred stock converted into 4,200,716 shares of the Company's common stock. In connection with the tender offer and other conversions of preferred stock through December 31, 1996, warrants for an aggregate of 2,605,900 shares are outstanding.

Through December 31, 1996, the Board of Directors has elected to forego the declaration of the regular quarterly dividend for five consecutive quarters resulting in dividends in arrears of approximately $405,000 ($2.25 per share) related to 179,938 outstanding shares of Preferred Stock. The Company is precluded from paying dividends on its common stock so long as any dividends on the Preferred Stock are in arrears. The terms of the Preferred Stock prohibited the Company from entering into certain transactions without an affirmative vote of the preferred stockholders. Otherwise, the preferred stockholders have no voting rights.

In connection with the Company's 1993 preferred stock offering, the Company issued warrants to the underwriter to purchase 90,000 shares of preferred stock at $12.00 per share. If not previously exercised, these warrants will expire in August 1998. In 1993, the Company also granted warrants to a consultant for the purchase of 60,000 shares of common stock. The warrants are exercisable for $6.00 per share and expired in November 1996.

7.       STOCK BASED COMPENSATION:

Stock Option Plans - The Company's shareholders have approved four stock option plans that authorize an aggregate of 900,000 shares for stock options that may be granted to officers, directors, employees, and consultants. The dates the plans, along with the corresponding number of options, that were adopted by the Company's stockholders are as follows: June 14, 1991, 100,000 shares; June 25, 1993, 300,000 shares; June 3, 1994, 150,000 shares and August 10, 1996, 350,000 shares. The plans permit the issuance of incentive and non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant. The maximum term of options granted under the plans is 10 years and options granted to employees expire three months after the termination of employment. None of the options may be exercised during the first six months of the option term.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No options may be granted after 10 years from the adoption date of each plan. The following is a summary of activity under these stock option plans for the years ended December 31, 1996 and 1995:


                                          1996                    1995
                                       ------------          ----------------
                                               Weighted                Weighted
                                                Average                 Average
                                    Number     Exercise     Number     Exercise
                                  of Shares     Price     of Shares      Price

Outstanding, beginning of year    459,600        $.94      347,000      $ 3.53

   Canceled                         -              -      (224,000)       3.43
   Expired                         (4,000)       7.19      (99,000)       3.70
   Granted                        165,700        1.39      435,600         .79
                                ----------      -----       ------     ---------

Outstanding, end of year          621,300        1.02      459,600         .94
                                ==========      =====     =========    =========


For all options granted during 1996 and 1995, the weighted average market price of the Company's common stock on the grant date was approximately equal to the weighted average exercise price. At December 31, 1996, options for 542,000 shares were exercisable and options for the remaining 79,300 shares became exercisable in February 1997. If not previously exercised, options outstanding at December 31, 1996, will expire as follows:

                                                                  Weighted
                                                                   Average
                                                  Number          Exercise
  Year Ending December 31,                      of Shares          Price

        1997                                      5,000             $3.44
        1998                                     15,000              2.94
        2000                                    295,600               .83
        2000                                    140,000               .70
        2001                                     86,400              1.00
        2001                                     79,300              1.81
                                             ------------
                                                621,300

Warrants and Non-Qualified Stock Options - The Company has also granted warrants and non-qualified options which are summarized as follows for the years ended December 31, 1996 and 1995:

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                       1996                            1995
                                              ------------------------       -------------------------
                                                              Weighted                        Weighted
                                                               Average                         Average
                                               Number         Exercise         Number         Exercise
                                              of Shares         Price         of Shares         Price

  Outstanding, beginning of year ..........    3,359,418      $   5.00         232,302        $  4.05
     Granted to:
          Officer and director ............      101,500          1.00            --              --
          Consultants .....................    1,090,000(a)        .75         358,000            .97
          Former officer and director .....        --               --          77,000           3.61
             Investors in private placements of:
                  Common stock ...............     --               -- 1.25    250,000           1.25
                  Convertible debentures ..... 2,500,000           1.25           --              --
             Brokers in private placement of
              convertible debentures             223,500(b)        2.00           --              --
     Issued to former holders of preferred
             stock upon conversion                69,670           6.00      2,507,116           6.00
     Repriced .............................         --              --         (15,000)          6.00
     Expired ..............................      (60,000)          6.00        (50,000)           .85
     Exercised ............................      (67,500)           .95           --              --
                                                ----------    ----------     -----------       --------
Outstanding, end of year ................      7,216,588           2.94      3,359,418           5.00
                                                ==========    ==========     ===========       ========

(a) Of such amount, warrants to purchase up to 1,000,000 shares were granted to Beta Capital Group, Inc. in connection with a two-year consulting agreement. See
Note 3, "Convertible Debt and Consulting Agreement."

(b) Of such amount, warrants entitling the holder to purchase up to 11,137 shares were issued to Steve Antry, the President of Beta Capital Group, Inc. for his services as a broker in connection with placement of the convertible debentures.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All outstanding warrants and non-qualified options were exercisable at December 31, 1996. If not previously exercised, warrants and non-qualified options outstanding at December 31, 1996, will expire as follows:

                                                                Weighted
                                                                Average
                                               Number          Exercise
   Year Ending December 31,                   of Shares          Price
   ------------------------                 ---------------    -----------
          1997                                400,000             $1.25
          1998                              2,605,900              6.00
          1998                                118,188              1.51
          1999                                223,500              2.00
          1999                                 50,000              3.34
          2000                                118,000               .76
          2000                                 77,000              3.61
          2001                              1,040,000               .75
          2001                                101,500              1.00
          2001                              2,482,500              1.25
                                           ----------------

          Total                             7,216,588

Presented below is a comparison of the weighted average exercise price and market price of the Company's common stock on the measurement date for all warrants and stock options granted to non-employees during 1996 and 1995:

                                           1996                                   1995
                             --------------------------------        -------------------------------
                              Number of    Exercise     Market       Number of   Exercise    Market
                               Shares        Price       Price        Shares       Price      Price

 Market price equal to
       exercise price           101,500    $  1.00    $  1.00         118,000    $  .76       $  .76

 Market price greater than
       exercise price            50,000        .85       1.00            -           -             -

 Exercise price greater than  3,763,500       1.16        .69         567,000      1.50          .79
       market price



Fair value of all warrants and stock options granted to non-employees during the year ended December 31, 1996, was determined using the Black-Scholes option pricing model. Significant assumptions included a risk-free interest rate of 6.5%, expected volatility of 63%, and that no dividends would be declared during the expected term of the options. The weighted average contractual term of the options was approximately 4.8 years compared to a weighted average expected term of 1.9 years.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of warrants granted to non-employees in 1996 amounted to $600,000, which is recorded as a debt issuance cost in the 1996 balance sheet.

In connection with private placements of debt and equity securities, the Company granted common stock purchase warrants that are redeemable at the option of the Company. Presented below is a summary of these warrants:


                                                               Redemption
    Year          Expiration     Exercise    Number of          Price Per
   Granted          Date          Price        Shares              Share

   1994           August 1998     $1.92        83,188               $.25
   1995           April 1997       1.25       250,000                .25
   1996           July 2001        1.25     2,500,000                .10

In December 1996, the Company provided notice of redemption to the holders of the warrants granted in 1995. Accordingly, the holders must exercise their warrants by January 31, 1997 or accept the redemption price (see Note 11).

Pro Forma Stock-Based Compensation Disclosures - The Company applies APB Opinion 25 and related interpretations in accounting for stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the fair value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net loss and loss per share would have been changed to the pro forma amounts indicated below.


                                                        Year Ended December 31,
                                                        1996              1995
   Net loss applicable to common stockholders:
        As reported                                 $(1,614,270)  $ (2,609,030)
        Pro forma                                    (1,764,270)    (2,772,030)
   Net loss per common share:
        As reported                                 $      (.22)  $       (.42)

        Pro forma                                          (.24)          (.45)

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each employee option and warrant granted in 1996 and 1995 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                               Year Ended December 31,
                                               1996              1995

  Expected volatility                            64%              61%
  Risk-free interest rate                         6.5%             6.5%
  Expected dividends                              -                -
  Expected terms (in years)                       3.4              3.3


8.       FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at December 31, 1996, management's best estimate is that the carrying amount of cash, receivables, notes payable to unaffiliated parties, accounts payable, and accrued expenses approximates fair value due to the short maturity of these instruments. Management estimates that fair value is approximately equal to carrying value of the convertible debentures since market interest rates have not changed significantly since the offering commenced. Management estimates that fair value differs from carrying value for the following instruments as of December 31, 1996 and 1995:


                                               1996                          1995
                                    ------------------------      -----------------------
                                     Carrying         Fair        Carrying         Fair
                                       Value          Value         Value          Value

  Long-term portion of accrued       $256,088        $225,000      $379,652       $335,000
    production taxes

  Notes payable to related parties    285,896         271,000       338,741        300,000


Fair value of the above debt instruments was estimated using market interest rates at December 31, 1996 for debt with comparable terms.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.       SIGNIFICANT CONCENTRATIONS:

Substantially all of the Company's accounts receivable at December 31, 1996 and 1995, result from crude oil, natural gas sales, and joint interest billings to companies in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively or negatively, since these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, the Company analyzes the entity's net worth, cash flows, earnings, and/or credit ratings. Receivables are generally not collateralized; however, receivables from joint interest owners are subject to collection under operating agreements which generally provide lien rights. Historical credit losses incurred on trade receivables by the Company have been insignificant.

The Company's oil and gas properties are predominantly located in a single basin in which the gas marketing arrangements are influenced by local supply and demand. Accordingly, in comparison to the net price received by gas producers in many other areas of the United States, the Company often realizes a lower net sales price. Additionally, since the Company's gas plant is located in this basin and its oil field service and supply operations are conducted in this basin, the Company is vulnerable to a curtailment in drilling activity in order to realize the value of oil field inventories and related operating assets.

At December 31, 1996, the Company had a receivable from a single customer for $67,718, which was collected in January 1997. For the years ended December 31, 1996 and 1995, the Company had natural gas sales to the major utility discussed in Note 5 which accounted for 34% and 46% of total revenues, respectively. For the year ended December 31, 1996, the Company also had oil sales to a single customer which accounted for 11% of total revenues.

At December 31, 1996, the Company has temporary cash investments of $1,941,550 with a single financial institution. The Company does not maintain insurance to cover the risk that cash and temporary cash investments with a single financial institution may be in excess of amounts insured by federal deposit insurance.


10.      FOURTH QUARTER ADJUSTMENTS:

During the fourth quarter of 1996, the Company recognized a charge of $450,000 for drilling costs related to an unsuccessful well. This charge is included in dry holes, plugging and abandonments in the 1996 statement of operations.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.      SUBSEQUENT EVENTS (UNAUDITED):

Property Acquisitions - In January 1997, the Company completed the acquisition of a 7.8125% after prospect payout working interest in a producing oil and gas prospect in Louisiana. The prospect is operated by Natural Energy Group, Inc.
(NEGX), an independent oil and gas producer. The purchase price was $1,750,000 which consisted of $875,000 in cash and the issuance of 315,000 shares of the Company's common stock with a fair value of $875,000. In February 1997, the Company entered into agreements with unaffiliated parties for the purchase of a 10% working interest in this prospect. The purchase price totals $2.5 million and the agreements provide for an effective date of October 16, 1996. NEGX is the operator of these properties.

In February 1997, the Company entered into an agreement with NEGX that provides the Company with the right and the obligation to participate as a 12.5% working interest owner in NEGX's defined drilling program. The agreement provides that the Company will be required to pay 16.7% of the costs to earn its 12.5% interest, under certain circumstances. The Company is also committed to participate in other prospects operated by NEGX through February 1999 when the initial term of the agreement expires. Management estimates that the Company's capital requirements under this agreement will be between $5 million and $20 million for the year ending December 31, 1997.

Financing Arrangements - In January 1997, the Company commenced a private placement of up to 1,500,000 shares of common stock for $2.50 per share. In connection with the private placement, the Company agreed to use its best efforts to register the shares for sale by including such securities in a registration statement. As of March 10, 1997, the Company had received subscriptions for the entire 1,500,000 shares resulting in total proceeds of $3,750,000. Commissions and other costs of the offering are estimated to be approximately 10% of the gross proceeds.

Through March 25, 1997,  options and warrants were exercised for an aggregate of
1.65 million shares, resulting in net proceeds of $1.9 million.

In February 1997, the Company entered into a letter of intent with an underwriter for a proposed private placement of the Company's common stock. The aggregate gross proceeds of the offering will be at least $6 million unless otherwise agreed by the parties. The underwriter would receive commissions equal to 10% of the gross proceeds and warrants to purchase the Company's common stock.

In January 1997, options for 190,000 shares of the Company's common stock were granted to officers and directors. The options are exercisable at $2.97 per share and expire in January 2002.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      SUPPLEMENTAL OIL AND GAS DISCLOSURES:

Costs Incurred in Oil and Gas Producing Activities - The following is a summary of costs incurred in oil and gas producing activities for the years ended December 31, 1996 and 1995:


                                            1996                1995
                                         -----------        ----------

   Property acquisition costs              $16,022             $60,000
   Development costs                       806,564             161,000
   Exploration costs                       555,685                -
                                         -----------        ----------

       Total                            $1,378,271            $221,000
                                        ==========          ========


Results of Operations from Oil and Gas Producing Activities - Results of operations from oil and gas producing activities (excluding natural gas marketing and trading, well administration fees, general and administrative expenses, and interest expense) for the years ended December 31, 1996 and 1995 are presented below.


                                                  1996                1995
                                              -------------       -------------
     Oil and gas sales:
          LGPCo                                 $340,000             $373,000
          Unaffiliated entities                2,207,000            2,251,000
                                             --------------       -------------
               Total oil and gas sales         2,547,000            2,624,000
     Exploration and abandonment expenses       (556,000)             (19,000)
     Production costs                         (1,427,000)          (1,617,000)
     Depletion, depreciation and impairment     (590,000)            (742,000)
     Imputed income tax benefit (provision)       10,000              (91,000)
                                             --------------       -------------

     Results of operations from oil and gas
         producing activities                   $(16,000)            $155,000
                                                  ========          ========

Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by the Company's consulting petroleum engineers. Reserve estimates require substantial judgment on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available. Approximately 25% of the Company's proved developed reserves are currently non-producing as certain wells require workovers, recompletions, or construction of a gathering system to an existing gas pipeline at an

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimated total cost of $1.4 million. All proved oil and gas reserves are located in the United States. The following table presents estimates of the Company's net proved oil and gas reserves, and changes therein for the years ended December 31, 1996 and 1995.

Changes in Net Quantities of Proved Reserves (Unaudited)


                                                     1996                     1995
                                             -----------------------   ---------------------
                                              Oil .        Gas           Oil           Gas
                                             (Bbls)       (Mcf)         (Bbls)         (Mcf)

Proved reserves, beginning of year .....   1,294,000     5,851,000     1,352,000     5,724,000
        Purchase of minerals in place ..       7,000          --          38,000       447,000
        Sale of minerals in place ......     (27,000)      (26,000)      (14,000)     (107,000)
        Extensions, discoveries, and....
             other additions ...........      72,000       455,000        82,000       382,000
        Revisions of previous estimates      (71,000)   (1,035,000)      (43,000)      (98,000)
        Production .....................    (100,000)     (412,000)     (121,000)     (497,000)
                                          ----------    ----------    ----------    ----------

Proved reserves, end of year               1,175,000     4,833,000     1,294,000     5,851,000
                                           ==========   ==========    ==========    ==========
Proved developed reserves, beginning
of year                                     1,014,000     4,302,000      794,000     4,206,000
                                           ==========    ==========    ==========   ==========

Proved developed reserves, end of year      1,034,000     4,078,000     1,014,000    4,302,000
                                          ===========   ===========    ===========  ===========



The significant revision in the Company's estimated 1996 proved gas reserves was related to a reduction in the proved undeveloped reserves in the Loveland Field. The reduction was necessary due to the limited success of a well drilled during 1996.

Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves as of December 31, 1996 and 1995 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.


                                            1996                    1995

Future cash inflows                     $46,727,000              $32,620,000
Future production costs                 (17,220,000)             (13,871,000)
Future development costs                 (3,001,000)              (3,269,000)
Future income tax expense                (6,200,000)              (1,800,000)
                                    ---------------           -----------------
     Future net cash flows               20,306,000               13,680,000
10% annual discount for estimated        (8,326,000)              (5,200,000)
     timing of cash flow            ---------------           -----------------
Standardized Measure of Discounted      $11,980,000               $8,480,000
   Future Net Cash Flows            ===============           =================

Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1996 and 1995:


                                                         1996            1995
                                                    -------------    -----------

 Standardized measure, beginning of year              $8,480,000     $6,500,000
 Sale of oil and gas produced, net of
      production costs                                (1,120,000)    (1,006,000)
 Purchase of minerals in place                            45,000        228,000
 Sale of minerals in place                               (45,000)       (80,000)
 Net changes in prices and production costs            8,815,000        617,000
 Net changes in estimated development costs              233,000        785,000
 Revisions of previous quantity estimates             (3,769,000)      (803,000)
 Discoveries, extensions, and other additions          1,089,000        620,000
 Accretion of discount                                   848,000        650,000
 Changes in income taxes, net                         (2,596,000)       969,000
                                                    --------------   -----------
 Standardized Measure, end of year                   $11,980,000     $8,480,000
                                                      ===========    ==========

Gas Plant (Unaudited) - The Company processes most of the natural gas from its properties in a gas plant owned by the Company. Since the revenues from the Company's properties are subject to agreements with royalty owners and, in some cases, other working interest owners, gas processing agreements have been entered into to set forth the contractual arrangements for processing charges. Generally, the Company's processing fee consists of ownership of the natural gas liquids and a portion of the residue gas that results from processing. The Standardized Measure of Discounted Future Net Cash Flows shown above excludes the Company's share of the natural gas liquids and residue gas related to the Company's gas processing activities, as well as marketing and trading activities.

The Company's reserve engineer has prepared the following estimates for the reserves related to these activities as of December 31, 1996.


     Future net revenues, discounted at 10%                       $537,000
                                                                  ========

     Net quantities:
             Natural gas (mcf)                                   1,514,000
             Liquids (bbls)                                        237,000

13.     PRIOR PERIOD ADJUSTMENT:

In March 1998, the Company determined that the value originally assigned to 2.5 million detachable warrants issued in connection with the 1996 private placement of convertible debentures should be increased by $1,720,000. This amount, plus a portion of the previously reported debt issuance costs, has been reclassified as a discount to the convertible debentures. The impact of this adjustment did not have a material impact on the previously reported results of operations. However, the carrying amount of the convertible debentures, debt issuance costs and additional paid-in capital has been restated to change the valuation assigned to these warrants. The effect of the adjustment to the December 31, 1996 financial statements is summarized as follows:


                                Convertible                                       Additional
                                Debentures            Debt Issuance Costs       Paid-In Capital
  As previously reported       $ 5,000,000              $   1,105,874            $  17,392,329
  Prior period adjustments      (1,732,170)                   (12,395)               1,719,775
                               -------------         -------------------         ---------------
  As restated                  $ 3,267,830              $   1,093,479            $  19,112,104
                               ===========           ================            ==============

See Note 4 for additional information regarding the convertible debt and detachable warrants.